UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Patterson, Stephen M.
   349 Colony Drive
   Naples, FL  34108

2. Issuer Name and Ticker or Trading Symbol
   Acxiom Corporation (ACXM)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/03

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock, $.10 Par Value                  02/05/03    J        2,493.0000 (1)A               40,484.0000    D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $14.2100        02/05/03       A         2,900.0000 (3)                    (4)          02/05/18
(right to buy) (2)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     02/05/03  Common Stock, $.10 Par Value   2,900.0000                2,900.0000    D   Direct
(right to buy) (2)

Explanation of Responses:

(1)
2000 of these shares were issued to the reporting person as part of his annual retainer as a member of the registrant's Board of
Directors, and the remainder were issued as compensation for chairing the registrant's Audit Committee and for attendance at board and committee meetings.
(2)
This option has a tandem tax withholding right.
(3)
This option was granted pursuant to the registrant's Amended and Restated Key Employee Stock Option Plan, originally adopted in 1
983 and most recently amended in May, 2000, as part of the reporting person's annual retainer as a member of the registrant's Board of Directors.
(4)
This option, which has a term of fifteen years, becomes exercisable in three equal annual installments beginning on the first anniversary of the grant date.

SIGNATURE OF REPORTING PERSON

By: /s/ Catherine L. Hughes, Attorney-in-Fact
   ---------------------------------------------
    For: Stephen M. Patterson

DATE: 02/07/03